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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                   FORM 6-K
                       REPORT OF FOREIGN PRIVATE ISSUER
   PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

     Date of Report (Date of earliest event reported):  September 30, 2000

                        SILVERLINE TECHNOLOGIES LIMITED
            (Exact name of registrant as specified in its charter)

                                Not Applicable
                (Translation of registrant's name into English)

                               Republic of India
                (Jurisdiction of incorporation or organization)

                               Unit 121, SDF IV
                             SEEPZ, Andheri (East)
                            Mumbai (Bombay) 400096
                                     India
                               (91) 22-829-1950
                   (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports
under cover Form 20-F or Form 40-F. Form 20F  X   Form 40 F _______


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ______  No   X


If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.
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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly organized.

Date: November 7, 2000                      SILVERLINE TECHNOLOGIES LIMITED



                                            By: /s/ Ravi Subramanian
                                            --------------------------------
                                            Name: Ravi Subramanian
                                            Title:   Chairman
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                                 EXHIBIT INDEX

Exhibit          Description of Exhibit
-------          ----------------------

1. Information to Stock Exchanges in India Regarding Acquisition of Sky Capital International

2. Extract of the Resolution by the Board of Directors of the Company in their Meeting on 28th August, 2000

3.               Release of Quarterly Results of the Company

4. Silverline Technologies Ltd. Signs Definitive Agreement to acquire SeraNova, Inc. in all stock transaction.